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                                  EXHIBIT 3(7)


                  LOYALTY AND CONFIDENTIAL DISCLOSURE AGREEMENT

I, _________________________________________; employee of Neuro-Biotech Inc, where I hold the job of __________________, from which I might engage the responsibilities of Neuro-Biotech Inc and for which I have access, within the practice of my function, to information, data, or documents unknown to the public and related to the business of Neuro-Biotech Inc, which information are considered confidential and exclusive property of Neuro-Biotech Inc, I undertake the following:

         a) For the duration of my employment, not to do any professional acts that are beyond the scope of my occupation, which is related to research activities or linked to it, for any other employer or for personal purposes;

         b) Not to use beyond the scope of my occupation any information nor knowledge acquired while working for Neuro-Biotech Inc;

         c) Not to disclose to anyone and at any time, proprietary information and trade secrets, except to certain individuals identified by Neuro-Biotech Inc;

         d) To take all necessary precautions so as to maintain all proprietary information and trade secrets in confidence, not to discuss proprietary information and trade secrets with persons that are not authorized to know such proprietary information and trade secrets or under circumstances where persons might listen to conversation on proprietary information and trade secrets;

         e) To take all necessary precautions so as to keep proprietary information and trade secrets away from unauthorized persons sight;

         f) To use all software owned by Neuro-Biotech Inc for the sole purpose of the execution of my duties and in accordance with the formation that I received, and to respect the commercial software license agreement terms; I agree not to sell, rent or lend to any third party software developed by Neuro-Biotech Inc;

         g) Not to diffuse or disclose to unauthorized persons or any third party, methods, work techniques, formation course contents and other documentation developed by Neuro-Biotech Inc and I agree to give back to Neuro-Biotech Inc, at the end of my employment, all documents used in the scope of my occupation;

         h) If the case arises, to keep in a secure place the personal security encoded card supplied by Neuro-Biotech Inc for laboratories and office access, not to permit the use by unauthorized persons and to report any loss or theft within a 24-hour delay, and to give back this card at the end of my employment;


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         i)       During my employment, I agree to divulge any conflict of
                  interests that might come into conflict with Neuro-Biotech.

The following Agreement can be put forward as part of my contract of employment and I acknowledge that any breach of this following Agreement will produce, if the case arises, a serious, legitimate and sufficient cause to an immediate notice of termination.

The annual salary is divided up to 26 payments. The salary is paid every two weeks, on Thursdays, for a pay period ending the previous Sunday. All Neuro-Biotech Inc policies in force are available and can be obtained from the Human Resources Department.

The annual salary is ________________________. This following Agreement is for an indeterminate term and comes into force on _________________________________.

IN WITNESS WHEREOF, the parties have by duly authorized persons, executed this Agreement, as of the date and place first above written.



______________________________            _____________________________________
Name:_________________________            Dr. Andree G. Roberge
Employee                                  President and Chief Executive Officer
                                          Neuro-Biotech Inc.


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Date                                      Date




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Place                                     Place